CM



02003698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39141

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 3/5/02

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PVR Securities, Inc.

RECD S.E.C.
FEB 28 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

New Guggenheim Building 501 Forrestal Road
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Torkelsen 609-924-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman Koenigsberg & Parker LLP
(Name — *if individual, state last, first, middle name*)

888 Seventh Avenue	New York	NY	10106
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/02 S.S

OATH OR AFFIRMATION

I, John B. Torkelsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PVR Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

CHRISTINE H. SWEENEY
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
SEPTEMBER 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PVR SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2001

Page



Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212 489 5200
Fax: 212 489 5217

Board of Directors
PVR Securities, Inc.

We have audited the accompanying statement of financial condition of PVR Securities, Inc. as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PVR Securities, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles.

Spielman Koenigsberg & Parker LLP

February 27, 2002

PVR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Assets

Cash	$ 20,736
Accounts receivable	1,500
Total assets	**$ 22,236**

Liabilities

Stockholders' equity

Common stock, no par value; 2,500 shares authorized 100 shares issued and outstanding	$ 10,000
Additional paid in capital	5,000
Retained earnings	7,236
Total stockholders' equity	22,236
Total liabilities and stockholders' equity	**$ 22,236**

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

1. Organization

PVR Securities Inc. (the "Company") was incorporated in December 1987 and is located in Princeton, New Jersey. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC), the New Jersey Bureau of Securities (NJBS) and various other states. The Company is also a member of the National Association of Securities Dealers (NASD). The Company provides financial research and other financial services to other broker-dealers, and also acts as a shareholders representative.

2. Summary of Significant Accounting Policies

Cash

For the purpose of the statement of cash flows, cash equivalents include bank checking and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income Taxes

The Company has elected to file as an "S" Corporation for federal and state corporate income tax purposes, thus income is taxed to the shareholder. Accordingly, no provision for such taxes has been made in the accompanying financial statements.

3. Transactions with Affiliated Entities

The Company uses the office facilities of an affiliated entity, Princeton Technology Management, LLC at no cost to the Company. Additionally, the Company utilizes the services of certain employees and obtains consulting services from certain affiliated entities. Expenses for such services are included in the financial statements as Consulting services.

Included on the balance sheet is accounts receivable of $1,500 from an affiliated entity.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $22,236 which was $17,236 in excess of SEC required net capital of $5,000.

In addition, the NJBS requires that the Company maintain a minimum net capital of $10,000. As of December 31, 2001, the Company's net capital exceeded the NJBS required net capital by $12,236.

5. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

6. Exemptions from Rule 15c3-3

Since the company has no customer accounts, they are exempt from the Securities and Exchange Commission Rule 15c3-3 [exemption is based on section (k)(2)(i)] and, therefore, are not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."